EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

For the years ended December 31,	2015		2014		2013	2012	2011
Income (loss) from continuing operations (a)	$(8,146)		$(130)		$4,932	$3,829	$5,527
Subtract:
Net income attributable to noncontrolling interest	—		(14)		—	—	—
Adjusted income (loss) from equity investments (b)	21		64		52	163	(33)
	(8,125)		(80)		4,984	3,992	5,494
Add:
Provision for (benefits from) taxes on income (other than foreign oil and gas taxes)	(2,070)		(280)		1,353	249	1,167
Interest and debt expense	147		77		132	149	313	(c)
Portion of lease rentals representative of the interest factor	63		52		60	58	57
	(1,860)		(151)		1,545	456	1,537
Earnings before fixed charges	$(9,985)		$(231)		$6,529	$4,448	$7,031
Fixed charges:
Interest and debt expense including capitalized interest	$285		$257		$269	$254	$384	(c)
Portion of lease rentals representative of the interest factor	63		52		60	58	57
Total fixed charges	$348		$309		$329	$312	$441
Ratio of earnings to fixed charges	(28.69)		(0.75)		19.83	14.26	15.93
Insufficient coverage	$(10,333)	(d)	$(540)	(d)	$—	$—	$—
Note:  Results of California Resources Corporation have been reflected as discontinued operations for all periods presented.

(a)
The 2015 amount includes a (i) $7.1 billion dollar after-tax impairment and related charges on domestic and international oil and gas assets due to the decline in oil and gas prices and the decision to sell, minimize or cease involvement in non-core assets and changes in development plans for non-producing assets; (ii) a $813 million after-tax impairment and related items charge for midstream and marketing operations primarily related to the Century gas processing plant; (iii) a $310 million after-tax impairment and related items charge primarily related to an other-than-temporary impairment for Occidental’s California Resources investment and employee severance; and (iv) a $78 million after-tax impairment and related items charge related to chemical operations. The 2014 amount includes a $4.2 billion dollar after-tax impairment charge related to the decline in crude oil market prices, a $338 million after-tax gain for the sale of the Hugoton assets, a $403 million after-tax gain for the sale of the BridgeTex assets, a $861 million after-tax gain for the sale of a portion of an investment in the General Partner of Plains All-American Pipeline L.P., and a $1.2 billion after-tax impairment related to Josyln and an other-than-temporary impairment for Occidental's California Resources investment. The 2013 amount includes a $624 million after-tax gain for the sale of a portion of an investment in the General Partner of Plains All-American Pipeline L.P., a $85 million after-tax gain for the sale of an investment in Carbocloro, a Brazilian chemical facility and $387 million of after-tax charges related to the impairment of non-producing domestic acreage. The 2012 amount includes after-tax charges of $1.1 billion for the impairment of domestic gas assets and related items.

(b)	Represents adjustments to arrive at distributed income of equity investees.
(c)	Excludes a pre-tax charge of $163 million for the early redemption of debt.
(d)	The 2015 and 2014 ratio of earnings to fixed charges excluding certain items (a) is (4.98) and 11.96, respectively.